www.comtechtel.com
68 South Service Road s Melville, New York 11747 Telephone (631) 962-7000 s Fax (631) 962-7001

January 9, 2017
VIA EDGAR
Cecilia Blye
Chief Office of Global Security Risk
Securities and Exchange Commission
Washington, D.C. 20549

Re:    Comtech Telecommunications Corp. (“Comtech”)
Form 10-K for the Fiscal Year Ended July 31, 2016
Filed October 6, 2016
File No. 0-7928

Dear Ms. Blye:

I am responding to your letter, dated December 12, 2016, offering comments on the above-referenced Form 10-K for the Fiscal Year Ended July 31, 2016 (the “Annual Report”) (the “Comment Letter”). To facilitate your review, I have repeated each comment in the Comment Letter as set forth below in bold type and have set forth the Company’s response below it in ordinary type.

Risk Factors, page 18
Our international sales and operations are subject to risks of conducting business in foreign countries, including applicable laws relating to trade, export controls…, page 24

1.
You disclose that for the fiscal years ended July 31, 2016, 2015 and 2014, you have conducted “virtually no” business with states designated as state sponsors of terrorism. Comtech PST Corporation and Comtech Mobile Datacom Corporation’s websites indicate that their products and technology may be exported to U.S.-sanctioned countries if specifically permitted by the U.S. Government. Sudan and Syria are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, distributors, resellers, or other direct or indirect arrangements. For instance, ZiSat’s website states that ZiSat C-band provides monthly subscription internet, voice and VPN capacity on C band for coverage in Africa, that this platform is powered by Comtech Modem and iDirect, and that its coverage area includes Sudan and Syria. You should describe any products, components, technology or services you have provided to Sudan and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

Response

Before making contact with an international customer, whether through subsidiaries, affiliates, distributors, resellers, or other direct or indirect arrangements, Comtech personnel must comply with various internal policies and procedures that are designed to ensure that such contact will comply with applicable export rules and regulations.

To assist personnel in their compliance efforts, Comtech requires employees who may have contact with international customers, in the course of their work, to complete an annual international trade and Foreign Corrupt Practices Act awareness training course. Training includes not only education about applicable export regulations but also provides employees with specific guidance on reporting matters of concern, including suspected violations or other inappropriate contact.

Although Comtech does not target its marketing efforts to customers in embargoed countries, such as Sudan and Syria, we do maintain world-wide relationships with authorized international sales representatives and distributors (collectively referred to as “agents”). To help ensure that these agents, when acting on behalf of Comtech, have not and will not initiate any contact with embargoed destinations without appropriate licenses or approvals, we require agents to sign an agreement with us that, among other things, requires them to comply with U.S. laws and regulations, including those specifically related to export compliance. Also, before using an agent, we require the agent to be screened against various restricted and denied party lists. We use several automated compliance tools, such as those provided by Visual Compliance Inc. (“VC”) and Regulatory Datacorp, Inc. (“RDC”), and use vetting services, such as those provided by TRACE International, Inc. (“TRACE”). To ensure ongoing compliance by the agent, we require periodic recertification of compliance from our agents and we retain the right to audit the agent’s relevant books and records. Furthermore, on a daily basis, VC’s automated system rescreens our agents against restricted and denied party lists and RDC’s automated system rescreens for risk relevant events. All of our agents’ credentials are re-vetted on at least a tri-annual basis using TRACE.

We have in place similar compliance programs with respect to customers, some of which incorporate our products into larger systems and some of which simply resell our products along with other communications equipment to ultimate end users. These customers are sometimes referred to as “resellers.” Like our agreement with our agents, our sales order terms and/or sales agreements require that these customers comply with U.S. laws and regulations, including those specifically related to export matters. If our customers plan to resell our product, we require them to provide end-user statements to ascertain the final end-user location.

With respect to specific proposed export transactions, we utilize the services of VC to screen all parties known by us to be involved in such transactions. These screenings identify any U.S. government restrictions associated with the parties, as well as any restrictions associated with the countries involved in the transactions, such as Sudan and Syria. If a license or approval for export is required by a U.S. government agency, our policies prohibit any export or technical interface unless and until such license or approval is obtained.

With the aforementioned as background, to the best of our knowledge, we have not provided any products, components, technology or services to Syria, directly or indirectly, for the fiscal years ended July 31, 2014, 2015, 2016, or the three months ended October 31, 2016. With regard to Sudan, the following is a summary and description of products, components, technology or services we have indirectly provided to Sudan for the respective financial reporting periods:

	Total Indirect	Total	% of
	Sales Related	Consolidated	Consolidated
Period Ended	to Sudan	Net Sales	Net Sales
Three Months Ended October 31, 2016	$1,700	$135,786,000	0.001%
Fiscal Year Ended July 31, 2016	8,793	411,004,000	0.002%
Fiscal Year Ended July 31, 2015	51,193	307,289,000	0.017%
Fiscal Year Ended July 31, 2014	464,638	347,150,000	0.134%
Total Sales	$526,324	$1,201,229,000	0.044%

The total indirect sales of $526,324 related to Sudan are described further below:

a)
$234,926 was related to a sales transaction with a U.S. customer (“U.S. Customer”) for various satellite earth station products and extended warranty service contracts. Revenue was recorded as the products were shipped or when the services were performed and are included in each financial reporting period noted above, as applicable. U.S. Customer is a privately-held global connectivity provider serving media, maritime, enterprise and government markets in over 100 countries. Comtech was not the exporter of record for this transaction and shipped the products directly to U.S. Customer. Pursuant to information provided to us, the order was shipped by U.S. Customer, at various times, to the United Nations (“UN”) Mission South Sudan, UN Mission Headquarters, and UN Hybrid Operation Darfur, and in all cases an Office of Foreign Assets Control (“OFAC”) license for official activities of the “United States Government and International Organizations,” as defined under 31 CFS 6538.531 was applied for and obtained. We note that, in connection with an OFAC Administrative Subpoena that we disclosed on page 24 of our Annual Report, we have provided to OFAC copies of sales orders and other applicable documentation for this transaction.

b)
$287,798 was related to a sales transaction with a Canadian Customer (“Canadian Customer”) for various satellite earth station products and included support services. Revenue was recorded as the products were shipped or when the services were performed and are included in each financial reporting period noted above, as applicable. Canadian Customer is a privately-held company focused on developing and manufacturing satellite communications terminal equipment and systems. At the outset of this transaction, Comtech was informed by Canadian Customer that it would be the end-user of our products. Prior to shipment to Canada, Comtech received a Letter of Credit relating to the transaction which indicated that Sudan was the ultimate end-use destination and that Canadian Customer was planning on integrating our products into a larger system for which the ultimate end-user would be the Civil Aviation Authority located in the Sudan. Therefore, we sought and received, from Canadian Customer’s senior executives, written assurances that Canadian Customer would secure necessary export approvals and licenses. Only then was the shipment released to Canadian Customer. During a Comtech-initiated self-audit, it was discovered that Canadian Customer never did obtain the required export authorizations. In fact, we learned that Canadian Customer was informed by OFAC that Comtech should have obtained a license for such equipment. As noted on page 24 of our Annual Report, we voluntarily reported this inadvertent indirect export to OFAC in October 2014.

c)
$3,600 was related to a sales transaction with a customer based in Lebanon (“Lebanon Customer”) for repair work for three used satellite modems. Lebanon Customer is a telecommunication firm that provides voice, wireless broadband and communications network services in the Middle East and North Africa. Two of these modems were originally sold by Comtech in calendar year 2008, as part of a much larger $1.4 million domestic sale, to a U.S. defense contractor (“U.S. Defense Contractor”), a publicly traded global aerospace and defense company with its headquarters in the United States. The third modem was originally sold to another company and was shipped by us to Dubai in May 2010. At the time of our original shipment, Comtech complied with all applicable export rules and regulations. In 2015, all three of these modems were returned to our Tempe, Arizona facility by Lebanon Customer for repair work with requested shipment back to Lebanon. Upon tracking the shipment of the repaired modems to Lebanon, we learned that the equipment was redirected by a third party, on behalf of Lebanon Customer, to the Sudanese Mobile Telephone Company located in Khartoum Sudan. This re-export occurred without our knowledge or consent. Although we did not sell these modems directly or indirectly to Sudan, we have included the value of the repairs in the above indirect sales amounts as we are aware of the ultimate end-use in Sudan. We reported this redirection to OFAC in December 2015.

Except as described above, we are unaware of any other direct or indirect contact with Sudan or Syria, and for the interim period covered by our Quarterly Report on Form 10-Q filed December 7, 2016, we note that we have no assets or liabilities on our consolidated balance sheet related to Sudan or Syria.

In regard to the reference to ZiSat’s web site contained in the Staff’s Comment Letter, we reviewed ZiSat’s web site and acknowledge that it does state that ZiSat purportedly provides monthly subscription internet, voice and VPN capacity on C band for coverage in Africa, that this platform is powered (in part) by Comtech Modems and that its coverage area purportedly includes Sudan and Syria. We have performed a review of our records, and are not aware of any direct or indirect contact or sales with ZiSat for the aforementioned financial periods. We note from ZiSat’s website that its name is a “doing business as” for Host Quarters LLC (“Host Quarters”). If, in fact, ZiSat uses a Comtech modem, we have no record of having sold or otherwise providing a modem, directly or indirectly, to ZiSat or Host Quarters. On that basis, we have referred this matter to our outside counsel for further review from the perspective of false advertising and/or infringement of our trademarks. If we learn that ZiSat is, in fact, using our modem to provide services to Sudan and Syria or other embargoed countries, we intend to press ZiSat and Host Quarters to provide us with satisfactory evidence of all necessary U.S. government authorizations. Additionally, if any improper use of our equipment is confirmed, it is our intention to inform OFAC or any other applicable U.S. agency.

2.
Please discuss the materiality of any contacts with Sudan or Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.- designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan or Syria.

Response

As described in our response to comment 1. above, our contacts and business activities with Sudan and Syria have been extremely modest both as an absolute dollar amount, and as a percentage of total consolidated net sales for the periods in question. From a qualitative perspective, we believe that the circumstances of the Sudan sales and our continuous efforts to improve our systems, both of which are described in our Annual Report, demonstrate that we are committed to operating our business so as to avoid export violations, and that we have acted at all time in good faith, including with respect to self-reporting to U.S. regulatory authorities. To our knowledge, our disclosures of these matters have been received without strong concern on the part of our customers, business partners, and investors, many of whom are in frequent contact with us on a range of matters. In fact, we have received no investor relations inquiries regarding our disclosures related to our OFAC Administrative Subpoena or our disclosures related to the inadvertent export to Sudan.

Given the inconsequential sales activities related to Sudan and Syria, and the circumstances of such sales, we do not believe that such matters constitute a material investment risk for our security holders. Although we disclose in the “Risk Factors” section of our Annual Report that export violations could subject us to material remediation costs, monetary and other sanctions, and serious reputational harm, we do not believe that our Sudan and Syria contacts as described above present material risks.

3.
You state that you could face civil and criminal penalties if you are found to have violated U.S. sanctions laws in connection with the matters you have disclosed to OFAC. Please discuss for us the fines and penalties to which you may be subject, and whether the amount of those fines and penalties could be material to you.

Response

We understand that the International Emergency Economic Powers Act of 1977 (“IEEPA”), which serves as the statutory basis for the economic sanctions imposed against Sudan, provides for a maximum penalty of the greater of $250,000, or twice the amount of the transactions.  The value of the transaction involving the Civil Aviation Authority in the Sudan is $287,798.  On that basis, we estimate that the maximum civil monetary penalty, if one is imposed, would be double the value of the transaction, or $575,595.  We do not believe that such amount would be material to our consolidated financial statements. Whether a penalty is imposed, and the amount of any such penalty, is entirely within the discretion of OFAC. We understand that with respect to transactions that are voluntarily self-disclosed, such as this one, the penalty imposed by OFAC is often substantially less than the maximum amount authorized under IEEPA.

As disclosed in our Annual Report, OFAC has not responded to our submission of information related to the Administrative Subpoena and we cannot predict when the agency will complete its review and determine whether or not any violations occurred. Upon receipt of new information or an OFAC response, Comtech will disclose, as appropriate, such information in future filings.

4.	Please tell us whether any of the contacts with Sudan and Syria you discuss in response to the comments above involve dual use products, components or technology.

Response

The products related to our indirect contact with Sudan as the end-use country for the periods in question were dual use products or technology, as defined by the Export Administration Regulations (“EAR”) and are classified as EAR99 or pursuant to the EAR Commerce Control List as ECCN 5A002, 5A991, 5A992 or 5D992.

If it would be helpful to you for us to provide the names of the unidentified companies referred to in this response, we would be happy to do so on a confidential basis.

For that information or any other questions or comments you may have regarding this response letter, please contact the undersigned.

Sincerely,

/s/ Michael D. Porcelain
Michael D. Porcelain
Senior Vice President, Chief Financial Officer

Cc:     Robert Cantone, Partner, Proskauer Rose LLP
John Sarno, Partner, Deloitte & Touche LLP